FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: August 11, 2006             By: /s/David Patterson/s/

Coastport Capital Inc.	Number: 015-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

COASTPORT INTERSECTS 7.0% COPPER OVER 6.8 METRES IN NEW DISCOVERY AT GUATUZA; 5000 METRE PHASE II DRILL PROGRAM PLANNED

VANCOUVER (August 8, 2006) Coastport Capital Inc. (TSXV-CPP) (F-C1J) reports final drill core assays from Phase I drilling at the La Plata gold-rich massive sulphide project in Ecuador. The drill program consisted of 2,518 m BTW (4.20 cm) core drilling in 8 drill holes to test the La Mina deposit, and the Guatuza and San Pablo prospects (see plan map at http://www.coastportcapital.com/i/pdf/2006-05-23_LPD.pdf).

Guatuza
Holes LP-06-04, 06 and 07 were drilled in the Guatuza prospect, located 225 m north of La Mina. The primary target was a 200 m long, shallow IP chargeability anomaly coinciding with the favourable target horizon, and associated with strong surface alteration and elevated gold-copper-zinc geochemistry.

Hole LP-06-04 was drilled as a twin of an historic drillhole which had intersected 26 g/t Au and 10% Cu over 1.6 m, approximately 200 m north-northeast of La Mina. A 55 m wide zone of disseminated and stringer mineralization was intersected in LP-06-04 including a narrow zone of semi-massive sulphide which assayed 4.7% Cu, 0.35% Zn and 0.6 g/t Au over 1.5 m. The gold values from the historic drillhole were not repeated.

Holes LP-06-06 and 07 were drilled approximately 175 m north of La Mina. LP-06-06 intersected two massive sulphide intervals from 89.9 m to 110.95 m depth. The upper massive sulphide assayed 1.0 g/t Au and 7.0 % Cu over 6.8 m core length while the lower zone assayed 1 g/t Au, 3.2% Zn and 3.6% Cu over 6.6 m, including 1.7 g/t Au, 23 g/t Ag, 3.75% Zn and 6.9% Cu over 2.6 m. This represents a new, near-surface massive sulphide discovery at La Plata. LP-06-07 was drilled to test the down-dip extension of LP-06-06. Two narrow massive sulphide intervals, separated by an 8 m wide barren felsic dyke, occur 40 m down-dip of the intersection in LP-06-06. The upper zone assayed 1.1 g/t Au, 14 g/t Ag, 1.6% Zn and 1% Cu over 1.0 m while the lower zone assayed 2.4 g/t Au, 21 g/t Ag, 6.9% Zn and 0.6% Cu over 0.15 m. Based on bedding - drill core angles, these intersections are estimated to be true width (see http://www.coastportcapital.com/i/pdf/2006-05-23_LPD.pdf).

La Mina
Previously reported holes LP-06-01 to LP-06-03 were drilled to test the south-southwest extension of the La Mina deposit (840,459 tons grading 4.8 g/t Au, 54.4 g/t Ag, 4.1% Zn, 4.2% Cu and 0.7% Pb; Historical Grade and Tonnage Estimate, Cambior, 1998*). Hole LP-06-01 intersected massive sulphides assaying 31.73 g/t Au, 289.39 g/t Ag, 18.16% Zn, 5.86% Cu and 1.61% Pb over 8.9 m including 5.2 m averaging 51.11 g/t Au, 243.47 g/t Ag, 17.58% Zn, 4.88% Cu and 1.77% Pb. Estimated true thickness is 6.8 m.

Hole LP-06-02 intersected massive sulphides assaying 8.2 g/t Au, 62.5 g/t Ag, 16.99% Zn, 1.65% Cu and 2.32% Pb over 9.5 m including 6.7 m which averaged 11.1 g/t Au, 77.9 g/t Ag, 23.44% Zn, 1.02% Cu and 3.19% Pb. Estimated true thickness is 4.4 m. These 2 holes represent 65 and 41 m step-outs to the south and west of the La Mina deposit, respectively. Hole LP-06-03, drilled approximately 40 m east of LP-06-01, failed to intersect massive sulphides.

Hole LP-06-05 was drilled to test the north-eastern down-dip extension of the La Mina deposit. Two mineralized zones were intersected. The upper zone, consisting of stringer mineralization, assayed 1.2% Zn and 3.5% Cu over 1.5 m and is 10 m below surface. A fragmental unit containing several massive sulphide fragments up to 5 cm wide, indicating proximity to a massive sulphide mound, was also intersected. It assayed up to 1.4 g/t Au, 57g/t Ag, 2% Zn, 0.4% Cu and 0.9% Pb over 1.35 m.

San Pablo
LP-06-08 was drilled to test a strong IP anomaly associated with the favourable horizon, strong surface rock and soil geochemistry and surface sulphide mineralization. Strong silicification and disseminated and minor stringer mineralization were encountered throughout the entire 387.9 m hole depth. The entire hole returned anomalous copper and zinc values; however, the best assay was 1.45% Zn over 1.5 m.

Phase I Drilling Assay results:
Drillhole	Target	From (m)	To (m)	Width (m)	Vertical Depth (m)	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)
LP-06-01	La Mina SW	162.70	162.95	0.25	125	14.05	44.50	14.25	0.65	1.30
		453.50	462.4	8.90	370	31.73	289.39	18.16	5.86	1.61
incl.		457.20	462.4	5.20		51.11	243.47	17.58	4.88	1.77
		462.40	472.40	10.00	375	0.55	8.52	3.08	0.71	0.16
LP-06-02	La Mina SW	327.34	336.84	9.50	370	8.2	62.5	16.99	1.65	2.32
incl.		327.34	334.04	6.70	370	11.1	77.90	23.44	1.02	3.19
LP-06-03	La Mina SW	No significant assays
LP-06-04	Guatuza	13.00	14.30	1.30	10	0.30	3.00	0.02	5.89	0.02
		30.00	31.50	1.50	25	0.57	4.19	0.35	4.68	0.01
LP-06-05	La Mina NE	13.71	15.24	1.53	13	0.54	7.20	1.18	3.49	0.05
		119.40	123.10	3.70	120	1.43	22.91	0.74	0.16	0.33
incl.		121.75	123.10	1.35	120	1.38	56.95	1.99	0.42	0.86
LP-06-06	Guatuza	89.90	96.75	6.84	60	0.99	9.54	0.05	6.97	0.04
		104.00	110.95	6.55	73	0.98	12.06	3.19	3.59	0.15
incl.		108.00	110.95	2.60	75	1.70	23.43	3.75	6.87	0.06
LP-06-07	Guatuza	105.65	114.30	8.65	100	0.46	6.63	0.72	1.27	0.09
		125.49	126.49	1.00	117	1.08	14.20	1.65	0.95	0.42
		134.20	134.35	0.15	125	2.40	21.20	6.88	0.62	0.58
		150.75	152.40	1.65	140	0.95	14.53	2.48	0.12	0.46
LP-06-08	San Pablo	74.67	76.20	1.53		0.15	0.73	1.45	0.11	0.00

Surface and downhole geophysical surveys are nearing completion. A 5,000 m Phase II follow-up drill program is anticipated to begin in late September.

Discussion
Drillholes LP-06-01 and 02 intersected high-grade massive sulphide mineralization 65 m south and 41 m east of the La Mina deposit, respectively. These intercepts are considered to be the extension of the mineralized horizon which hosts the La Mina deposit, and which still remains open to the south-southeast.

The new massive sulphide discovery at Guatuza occurs approximately 175 m north-northeast of the La Mina deposit, and less than 70 m below surface. The discovery is also associated with a 200 m long IP anomaly and, more importantly, this demonstrates the area between La Mina and Guatuza has not been fully tested by previous drilling.

These Phase I drilling results demonstrate the untested exploration potential along the favourable mineralized horizon, both to the south and north of the La Mina deposit. The variability in grades observed to date are typical of volcanogenic massive sulphide deposits. The results also represent major progress towards expanding the known mineralization at La Plata.

QA/QC
Coastport has an option to acquire 100% of the La Plata Project from Cornerstone Capital Resources Inc. The 2006 work program is being carried out by project operator Cornerstone. Under Cornerstone’s QA/QC procedures, saw-cut samples representing 50% splits of cores were collected and sealed at the core processing facility on site and delivered to the lab by company personnel. Blanks and standards were inserted into every 20 sample batch. Samples were submitted to ALS Chemex in Quito, Ecuador and analyzed in Vancouver, BC. 50 g splits were used for all samples. Gold was analyzed by fire assay-AA and overlimits (+10 ppm) were done by gravimetric finish. All other elements were analyzed by aqua-regia digestion and ICPMS/AES with silver overlimits (+100 ppm) and Cu, Zn and Pb overlimits (+10,000 ppm) by AAS.

Mike Basha, P.Eng., P.Geo., Vice President of Exploration for Cornerstone, is the Qualified Person responsible for the technical information in this news release, as defined by National Instrument 43-101. Lawrence Winter, MSc, PGeo, was the Qualified Person supervising the drilling program. George Smith, M.Sc., is the qualified person supervising field programs in Ecuador for Cornerstone.

*Note: The grade and tonnage estimate referred to at La Plata is not a resource and is not compliant with the requirements of National Instrument 43-101. Coastport has not undertaken an independent investigation of the estimates nor independently analyzed the results of the previous exploration work in order to verify the historical estimate. The historical estimates, therefore, should not be relied upon. Nevertheless, the company believes that these historical estimates provide a conceptual indication of the exploration potential of the property.

On Behalf of the Board,

David Patterson
President, Coastport Capital Inc.

Further information is available on the Coastport Web site at www.coastportcapital.com; via e-mail at info@coastportcapital.com; or call 1-604-684-0561.